Filed by Brocade Communications Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

A New Networking Company for the Digital Transformation Era

Brocade to Acquire April 4, 2016

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

BROCADE

This presentation contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’s shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain financing to consummate the proposed transaction; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’s business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’s operations; the ability of Brocade toachieve its plans, forecasts and other expectations with respect to Ruckus’s business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this presentation are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.

Forward-Looking Statements

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

The exchange offer referenced in this communication has not yet commenced.This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade Communications Systems, Inc. (“Brocade”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Brocade and its acquisition subsidiary will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus Wireless, Inc. (“Ruckus”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus stock at no expense to them. The exchange offer materials and theSolicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at ir@Brocade.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Additional Information and Where to Find It

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Today We Announced…

Brocade to acquire Ruckus Wireless in cash and stocktransaction

The transaction is expected to close in Brocade’s fiscal third quarter

Ruckus Wireless is expected to operate as a new business unit reporting directly to Brocade CEO, Lloyd Carney

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Ruckus Wireless at a Glance

Founded
in 2004

1,000+ Employees
Worldwide

Leader in
Enterprise
Wireless LAN



Headquartered
in Sunnyvale, CA

Operating in
38 Countries

$370+ Million in
Annual Revenue

#1 in Service
Provider
Wi-Fi

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.
5

Brocade at a Glance

Founded
in 1995

Customers in
148+ Countries

4,700+ Employees
Worldwide

$2+ Billion in
Annual Revenue

#1 in
Storage Area
Networking

Headquartered
in San Jose, CA

#2 in
Data Center
Networking

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.
6

For Digital Transformation, the Network Must Evolve

This requires New IP architectures


IoT
Cloud
Personalized
Alex
Secure
Digital Transformation
Network as a Platform for Business Innovation
New IP Architecture
Fabrics
Virtualization
Automation
SDN
Analytics
Security
Mobility
Wireless Edge

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.
7

Brocade is Building a New Networking Company To enable businesses to thrive in the Digital Business Era

Switching & Routing

Software-based Virtualization & Control

Analytics

Mobile Networking

Wireless

EDGE

DATA CENTER

Fabrics

Storage Networking

IP Fabrics

Campus Products

vRouter

vADC

SDN Controller

Network Automation

Machine Learning

NVA AMP

Security

vEPC

MEC

WLAN

Small-cell

FOUNDRY NETWORKS VYATTA Vistapointe Connectem

ON-RAMP TO THE DATA CENTER

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

8

Leading from data center to network edge

Positioned Where the World is Going

- New mobile edge
- New telco edge
- New enterprise edge
- Public/private cloud
- 5G
- IoT

#1 Service Provider Wi-Fi

#1 Storage Area Networking

#1 Hospitality Wi-Fi

#2 Data Center Networking

#3 Enterprise edge networking in the U.S. & EMEA

#3 Wireless LAN

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC. 9

The Combination is Compelling

Strong strategic alignment

Expected to accelerate growth potential for both

History of successful collaboration

Shared visionfor Digital Transformation Era

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

The Demand for Storage is Exploding

SOURCE: IDC MAY’15 WW ENTERPRISE STORAGE FORECAST, IDC# 256302

IDC’s Storage Capacity Forecast: 32% CAGR (2015/2019)

FC SAN: 30% CAGR (2015/2019)

-

10,000

20,000

30,000

40,000

50,000

60,000

CY2012

CY2013

CY2014

CY2015

CY2016

CY2017

CY2018

CY2019

Capacity in Petabytes

FC SAN

NAS

iSCSI

DAS

FCoE SAN

Mainframe SAN

InfiniBand

0

BASED ON WEIGHTED AVERAGE

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

IP Networking Outpacing Market Growth

RESULTS REFLECT YEAR-OVER-YEAR CHANGE FROM FISCAL 2014 TO FISCAL 2015

Up 30%

Data Center Switching(VDX)

Up 13%

Routing

Up 9%

Enterprise Campus

Growth in Every Major GEO

Up 37%

Growth in Campus, SP, Data Center

Federal

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Winning in Software

at&t



Brocade vRouter

Brocade vADC

Brocade SDN Controller


CHALLENGERS
LEADERS
Amazon Web Services
Microsoft
Rackspace
Virtustream
CenturyLink
Google
VMware
Dimension Data
Interoute
CSC
NTT Communications
Fujitsu
Joyent
Verizon
IBM (SoftLayer)
NICHE PLAYERS
VISIONAIRES
ABILITY TO EXECUTE
COMPLETENESS OF VISION
AS OF MAY 2015

SOURCE: ACCENTURE

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.
13

Many Shared Values

Customer first

Partner-oriented

Collaborative

Innovative

Results-driven

Agile

Challenger

Focused on bigindustry transitions

Fast and Fierce

Break the Status Quo

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Equal, Comparable, or Better

Great programs and benefits

Lowest attrition rate in peer group

Growing

Exciting opportunity

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.

Strategic combination

Compellingopportunity

Accelerates growth

New Company for a New Era!

© 2016 BROCADE COMMUNICATIONS SYSTEMS, INC.